EXHIBIT 3.1
SIMTROL, INC.

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS
OF
SERIES B CONVERTIBLE PREFERRED STOCK

SIMTROL, INC., a Delaware corporation (the “Corporation”), hereby certifies that the following resolution was duly adopted by the board of directors of the Corporation pursuant to Section 141(f) of the Delaware General Corporation Law:

RESOLVED, that the proper officers of the Corporation file or caused to be filed a Certificate of Amendment (the “Certificate of Amendment”) to the Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Delaware, which Certificate of Amendment shall delete Section 2 of the Certificate of Designation in its entirety and add, in lieu thereof, the following text:

“Section 2. Designation, Amount and Par Value. The series of Preferred Stock issued under this certificate shall be designated as the Corporation’s Series B Convertible Preferred Stock, par value $.00001 per share, and the number of shares so designated shall be 4,700 (which shall not be subject to increase without the consent of a majority of the then outstanding shares of Series B Convertible Preferred (each, a “Holder” and collectively, the “Holders”)).”

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of March 8, 2007.

/s/ Richard W. Egan	/s/ Stephen N. Samp
Name: Richard W. Egan Title : Chief Executive Officer	Name: Stephen N. Samp Title: Chief Financial Officer and Secretary